EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)
Unaudited

	Three months ended March 31,

	2006		2005

Income before income taxes	$86,747		$92,797
Add fixed charges:
Interest expense	40,432		18,746
Amortization of debt expense	1,980		1,173
Interest portion of rent expense	5,730		4,378

Adjusted income	$134,889		$117,094

Fixed charges:
Interest expense	$40,432		$18,746
Amortization of debt expense	1,980		1,173
Interest portion of rent expense	5,730		4,378

Fixed charges	$48,142		$24,297

Ratio of earnings to fixed charges(1)	2.8	x	4.8	x

(1)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.